                                                Filed Pursuant to Rule 424(b)(3)
                                                Registration No. 33-61601-01

                     Pricing Supplement, dated December 10, 1996
                    to Prospectus Supplement dated October 6, 1995
                        to Prospectus dated September 27, 1995

                            BANPONCE FINANCIAL CORPORATION
                             Medium-Term Notes, Series C
                 Due From Nine Months to 30 Years From Date of Issue
                Unconditionally Guaranteed as to Payment of Principal,
                           Premium, if any, and interest by
                                 BANPONCE CORPORATION

PRINCIPAL AMOUNT................................ $15,000,000.00
ORIGINAL ISSUE DATE............................. December 13, 1996
MATURITY DATE................................... December 15, 1999
GLOBAL NOTE..................................... Yes
INITIAL INTEREST RATE........................... 6.164%
INTEREST RATE BASIS............................. Fixed
INDEX MATURITY.................................. N/A
SPREAD.......................................... N/A
INTEREST RATE RESET PERIOD...................... N/A
INTEREST PAYMENT PERIOD......................... June 15, December 15, and at
                                                 maturity. (First interest
                                                 payment 06/15/97).

The proceeds from the issuance of the Note to which this Pricing Supplement relates will be used to finance BanPonce Financial Corporation subsidiaries.

                                 RECENT DEVELOPMENTS

On August 20, 1996, the Small Business Job Protection Act of 1996 (the "Small Business Job Protection Act") was signed into law. The Act provides for the repeal of Section 936 of the Internal Revenue Code of 1986, as amended ("Section 936") subject to a ten year grandfather provision. In general terms, Section 936 provides United States corporations operating in Puerto Rico ("936 corporations") with a tax credit against United States federal tax liability on income derived from business operations and certain investments in Puerto Rico. The Small Business Job Protection Act phases out the Section 936 tax credit for income derived from Puerto Rican business operations of a 936 Corporation over a ten-year period and repeals, retroactively as of July 1, 1996, the credit against United States federal tax liability for investments ("936 funds") made by 936 corporations in Puerto Rico. This credit has created a local money market (the "936 funds market") in which funding is normally available at a cost below that prevailing in the United States mainland or the Eurodollar markets. The volume of the 936 funds market could be reduced significantly during the Corporation's current fiscal year as a result of the enactment of the Act. As of September 30, 1996, the Corporation was a recipient of and had a balance of $[3.2] billion in 936 funds, representing [20.6]% of the Corporation's total liabilities. Management anticipates that the main impact of this legislation will be a moderate net increase in the Corporation's cost of funds. The anticipated rise in the cost of funds is expected to be partially offset by a decrease in the cost of complying with various investment requirements mandated by local regulations that are applicable to all recipients of 936 funds. The repeal of Section 936 also could have an adverse effect on the general economic condition of Puerto Rico, the Corporation's predominant service area.

                     CERTAIN ADDITIONAL FEDERAL TAX CONSEQUENCES
Recently proposed U.S. Treasury regulations (the "Proposed Regulations") would establish alternative methods for providing the certification that is required, as described in the Prospectus Supplement under the caption "United States Taxation--United States Alien Holders", for payment on the Notes to be free from United States withholding tax, information reporting requirements and backup withholding tax. The Proposed Regulations also would require, in the case of Notes held by foreign partnerships, that (x) the certification described above be provided by the partners rather than by the foreign partnership and (y) the partnership provide certain information, including a United States taxpayer identification number. A look-through rule would apply in the case of certain tiered partnerships. The Proposed Regulations are proposed to be effective for payments made after December 31, 1997. There can be no assurance that the Proposed Regulations will be adopted or as to the provisions that they will include if and when adopted in temporary or final form.